Exhibit 99.1

Triterras Announces Senior Team Expansion

Leading Trade Finance Platform Adds Senior-Level Expertise in Fund Origination, Business Development and Credit Insurance

Singapore, March 30, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, today announced the addition of three senior-level professionals to its fast-growing team.

“Triterras is executing the growth plan, and we have reached an exciting inflection point in our business,” said Srinivas Koneru, Chairman and CEO of Triterras. “With these senior appointments, we have leadership in place to further accelerate our expansion in fund origination, business development, and credit insurance. It also cements our presence on four continents—Asia, Australia, Europe, and North America.”

The new additions to the Triterras team include:

Mounia-Mia Bouriss – European Head, Funds Origination & Structuring

Ms. Bouriss joined Triterras in March 2021 from Demica, a working capital solutions platform, and is responsible for leading the Funds Origination and Structuring Portfolio within the company. She is based in London, and reports to Chief Operating Officer John Galani.

Ms. Bouriss brings more than 16 years of trading and investment experience to Triterras. During her 5 years with Demica, she managed the company’s investment vehicle from inception, and was responsible for structuring and managing Investment Grade, High Yield and Emerging Market strategies on behalf of clients in the UK, Europe, Asia and the US. Prior to this, Ms. Bouriss worked as a trader at Deutsche Bank and Cheyne Capital responsible for global credit mandates.

She holds a Master of Finance degree from SKEMA Business School, and she also completed doctoral coursework in applied mathematics from Ecole Polytechnique.

Peter Karos – Business Development, North America

Mr. Karos joined Triterras in February 2021 as a consultant and is responsible for originating supplier and lending relationships in North America. He is based in Toronto and reports to Chief Operating Officer John Galani.

Mr. Karos brings to Triterras more than 25 years of experience in financial markets as well as maritime and commodity trading industries. Since 2013, he has served as a special advisor to Bluewater Acquisition Corp (TSXV: BAQ.P), a Capital Pool Company that identifies, evaluates, and invests in assets or businesses in the maritime/shipping sector. Mr. Karos also serves as an independent consultant and investor for several assignments with private equity funds, hedge funds, and boutique investment banks.

From 2006 to 2013, he served at hedge fund Polar Asset Management Partners in Toronto for the U.S. Equity Long/Short team where he was responsible for the trading activities of the fund, investments in shipping, and other analytical and trading activities. From 1997 to 2005, Mr. Karos managed the trading desk at Arbor Capital Management LLC, a small cap growth equity pension manager, in Minneapolis. He began his career in 1995 at Investment Advisers, Inc. in Minneapolis as an analyst for the Small Cap Growth Fund.

Mr. Karos holds a Bachelor of Arts degree in history from Colby College.

Raffy Rios – Insurance Expert

Mr. Rios joined Triterras in January 2021 as a consultant and is responsible for enhancing the company’s Credit Insurance module. He brings to Triterras more than 35 years of experience in credit insurance, structured trade, political risk and surety, and currently serves as Managing Director of Synergy Capital Solutions Pty Ltd (SynCap), a trade credit advisory firm. Mr. Rios is based in Sydney and reports to Chief Operating Officer John Galani.

Prior to founding SynCap, he served as Head of the Global Client Group and Head of Sales for Asia Pacific at Marsh Asia based in Singapore. Prior to Marsh, Mr. Rios held positions of increasing responsibility at Aon for more than two decades. He was initially responsible for the Australia and New Zealand export credit insurance program, and concluded as Executive Director, Head of Corporate with Aon Singapore. Mr. Rios began his career with MGICA in Australia as a Commercial Underwriter.

He holds a Bachelor of Science in Business Administration degree in Economics from De La Salle University in the Philippines.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

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